

March 31, 2011

Jack L. Howard
Chief Executive Officer
Function (X) Inc.
159 70th Street
New York, NY 10021

> **Re: Function (X) Inc. (formerly Gateway Industries, Inc.)**
> **Form 15**
> **Filed January 12, 2004**
>
> **Form 10-K submitted February 8, 2011**
> **File No. 000-13803**

Dear Mr. Howard:

We have reviewed your response dated March 4, 2011 and have the following comment.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

General

1.   We note your response to our comment letter dated February 28, 2011 in which you state that based on a contractual obligation, you voluntarily filed the Form 10-K without being required to file such report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. As it appears that you are a voluntary filer, please amend your Form 10-K for the fiscal year ended December 31, 2010 to check the box indicating that you are not required to file reports pursuant to Section 13 or Section 15 of the Exchange Act.

Please contact Phil Rothenberg at (202) 551-3466 with any questions. In the event thereafter that you require additional assistance, you may contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal